UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Media Contact	Investor Contact
Stephanie Look	Kip E. Meintzer
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2171	+1 650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE PROMOTES AMNON BAR-LEV TO PRESIDENT

REDWOOD CITY, Calif., July 18, 2011 – Check Point® Software Technologies Ltd. (Nasdaq: CHKP), the worldwide leader in securing the Internet, today announced that Amnon Bar-Lev has been promoted to the role of President of the company, effective immediately.  As President of Check Point, Bar-Lev will continue to head the company’s customer-facing functions, including sales, marketing, business development, technical services and global partner programs.  He will continue to report to Gil Shwed, the company’s founder, chairman and CEO.

“This is an incredibly exciting time at Check Point and I look forward to helping build on our momentum in the security market,” said Amnon Bar-Lev, president of Check Point Software Technologies. “We will continue to deliver on our strategic vision for 3D Security and remain committed to providing customers with the best security technologies.”

Bar-Lev joined Check Point in 2005 as vice president of Technical Services and has led the field organization since 2006.  During that period, Check Point’s revenues have more than doubled to approximately $1.2B over the past four quarters.

“I am pleased to recognize Amnon’s many contributions with this promotion, and welcome him into his new role.  Amnon will continue to work with me and the rest of our leadership team to build the next generation of security and drive Check Point’s next phase of growth,” said Gil Shwed, founder, chairman and CEO of Check Point Software Technologies.

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 2

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2011 Check Point Software Technologies Ltd. All rights reserved

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

July 18, 2011	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

softwarebladesTM	©2011 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] — For everyone P. 4